STRATA SKIN SCIENCES, INC. 5 Walnut Grove Drive, Suite 140 Horsham, Pennsylvania 19044
August 16, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Jan Park
Re: STRATA Skin Sciences, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-273846

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rules 460 and 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-3 (File No. 333-273846) (the “Form S-3”) of the Company be declared effective at 4:30 p.m., New York City time, on Friday, August 18, 2023 or as soon thereafter as is practicable.  We respectfully request that we be notified of such effectiveness by a telephone call to Edward Ricchiuto of Stevens & Lee, P.C. at (201) 689-8019.

Very truly yours, STRATA SKIN SCIENCES, INC. By: /s/ Robert Moccia Name: Robert Moccia Title: President and Chief Executive Officer

cc:          Sunjeet S. Gill, Esq., Stevens & Lee